Name of Reporting Persons.
Richard Newberg
Source of Funds
566,211 shares $00
2,389 Shares Individual IRA Account
Citizenship or place of Organization.
United States of America
Sole Voting Power
569,600
Shared Voting Power
0
Sole Dispositive Power
569,600
Shared Dispositive Power
0
Aggregate Amount Beneficially Owned by Each Reporting Person
569,600
Percent of Class Represented By Amount in Row (11)
18.00%
Type of Reporting Person
Individual

























ITEM1. 1. SECURITY AND ISSUER.
This statement on Schedule 13D (this"statement" or
Schedule 13D") relates to the common stock,par value$.0001 per share
(the "Common Stock") of Quality Products,Inc. a Delaware corporation
(the "Company" or "Quality Products"). The principal executive offices of the Issuer are located at 222 South Third Street, Columbus, Ohio 43207.
ITEM 2. IDENTITY AND BACKGROUND
(A)	This Schedule 13D is being filed on behalf of
        RICHARD NEWBERG (the "REPORTING PERSON")
(B)	 The residence of the Reporting Person is 550 N. Island,
        Golden Beach, Florida 33160
(C)	Richard Newberg is retired
(D)	The reporting Person has not during the five years prior o
        the date of this Schedule13D, been convicted in a criminal proceeding.
(E)	On September e, 2003 the NASD Office of Hearing Officers rendered a decision in Disciplinary Proceedings No. CAF010011, finding that the Reporting Person engaged in the distribution of unregistered securities, a violation of Section t of the 1933 Act, and in manipulation, a violation of Sction10(b) of the Securities Act of 1934; and SEC Rule 10b-5. He was barred from any association with any NASD member firm in all capacities.  The Reporting
        Person is in the process of appealing this decision.
(F)	The Reporting Person is a citizen of the United States of America.
ITEM4.  PURPOSE OF TRANSSITON
The Reporting Person acquired the shares of Common Stock for investment purposes.
(a)	Reporting Person does not have any plans or proposals that relate to, or would result in, the acquisition by any person of additional securities of the company or the disposition of securities of the Company.
(b)	The Reporting Person does not have any plans or proposals to or would relult in any extraordinary corporate transaction,
       such as a merger, reorganization or liquidation, involving the company or any of its subsidiaries.
(c)	The reporting person dies not have any plans or proposals that relate to or would result in sale or transfer of any material amount of assets of the Company or any of its subsidiaries.
(d)	The  Reporting Person does not have any specific plans
       to change the present Board of Directors or management
      of  the company.
(e)	The Reporting Person does  not have any plans or proposals
       that relate to or would result in any material change in present capitalization or dividend policy of the Company.
(f)	The Reporting Person does not have any plans or proposals that relate to or would result in any other material change in the
      Company's business or corporate structure.
(g)	The Reporting Person does not have any plans or proposals that result in changes in the Company's charter, by laws or instruments corresponding thereto or other actions that may impede the acquisition or control of the company by any person.
(h)	The Reporting Person does not have any plans or proposals that relate to or would result in a class of equity securities of the
       Company to be delisted from a national securities exchange or cease to be authorized to be quoted in an inter-dealer system of a registered national securities association.
(i)	The Reporting Person dies not have any proposals that relate to or would result in a class of equity securities of the of the Company becoming eligible for termination of registration pursuant to
      Section 12(g)(4) of the Securities Exchange Act of 1934, as amended.
(j)	The Reporting Person does not have any plans or proposals that relate to or would result in any action similar to any of those
       enumerated above.
ITEM 5. INTEREST IN SECURITIES OF THE ISSUER,
(a)	Richard Newberg beneficially owns 569,600 shares of Common Stock, which represents approximately 18.00%.
(b)	The Reporting Person has sole power to vote or to direct the vole and sole power to dispose or to direct disposition of and the shares of Common Stock reported in item 5(a) of the Schedule 13D. No other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such shares of Common Stock.
ITEM 6 CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR
RELATIOSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.
The Reporting Person has no contracts, arrangements, understandings or relationships with any other person with respect to any securities of the Issuer.
ITEM7. MATERIAL TO BE FILED AS EXHIBITS.
None.
Signatures
    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

JULY 29,2004
Date

Signature
RICHARD NEWBERG
Name/Title

The original statement shall be signed by each person on whose behalf the statement is filed or his authorizes representative. If the statement is signed on behalf of a person by is authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement: provided however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.